November 14, 2011

Columbia Funds Series Trust II

50606 Ameriprise Financial Center

Minneapolis, Minnesota 55474

Gentlemen:

I have examined the Agreement and Declaration of Trust and the By-Laws of Columbia Funds Series Trust II (the Trust) and all necessary certificates, permits, minute books, documents and records of the Trust, and the applicable statutes of the Commonwealth of Massachusetts, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,

/s/ Scott R. Plummer
Scott R. Plummer
General Counsel Columbia Funds Series Trust II